

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 29, 2009

Gerald E. Brock
Chief Executive Officer
Windtamer Corporation
6053 Ely Avenue
Livonia, New York 14487

> **Re: WindTamer Corporation
> Registration Statement on Form S-1
> Amended July 16, 2009
> File No. 333-157304**

Dear Mr. Brock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus</u>

1.   Regarding the last bullet point of our prior comment 1, please tell us where you have included the disclosure required by Regulation S-K Item 505(a).

We have a limited operating history, which may make it difficult…, page 3

2.   We note your revisions on page 1 extending your anticipated date when you would begin sales. Please add disclosure in this risk factor or in a separate risk factor, as appropriate, to explain the extent that your own disclosed predictions have not been accurate and the reasons for the variances. See Regulation S-K Item 10(b)(3)(ii).

We will need additional capital to sustain our operations…, page 3

3.   We note your previous disclosure that you were attempting to raise $20 million. From your disclosure on page II-2, it appears that you raised less than $1 million. Please highlight in this risk factor or in a separate risk factor, as appropriate, the extent to which your capital raising efforts have not been successful or did not achieve your goals.

Our agreement with an early stage company for the order…, page 4

4.   Please highlight in this risk factor the date that the contract originally required delivery of the prototype. Also, if you are in breach of the contract, please highlight this fact in the caption of the risk factor or a separate risk factor, as appropriate, and address in the text of the risk factor any material liabilities that result.

The expiration or cancellation of federal tax benefits…, page 4

5.   We note the statement in the American Wind Energy Association Small Wind Turbine Global Market Study for the Year Ending 2008 that "a small handful of states have chosen to reduce their incentive levels…" Please ensure that your disclosure regarding incentives is balanced and that your risk factor highlights material adverse developments.

There is currently no public market for our shares…, page 5

6.   Please clarify what you mean when you say that a broker-dealer has filed a form to permit your stock to be quoted but you cannot be sure that the effort will be successful. Do you mean that the filing could be rejected? Why?

Security Ownership of Certain Beneficial Owners and Management, page 19

7.   Please ask Mr. Brock to tell us when he filed a report per Section 16 of the Exchange Act reflecting the change you made to this section.

Selling Stockholders, page 21

8.   We reissue prior comment 11 in part. It remains unclear why you hired multiple consultants to perform identical tasks at the same time. We also note your response that the consultants had no experience in your industry and that no mention of consultants or consulting services was mentioned in the original opinion agreement now filed as exhibit 10.21. If the options were in substance part of your efforts to create a market for your securities, this transaction should be registered as a primary offering as noted in comment 24 of our April 8, 2009 letter to you. Please advise.

9.   Your response to prior comment 12 does not address the concern raised by that comment. If you have not yet received the consideration for the securities you issued, it is unclear why it is appropriate consider the private placement complete. It continues to appear from your disclosures that the consultants have not yet provided you all of the consulting services for which you issued the securities. Therefore, we reissue the comment.

10.   Regarding your disclosure in footnote 13, please reconcile your disclosure as to the number of shares underlying the options granted to Mr. LaLoggia in July 2008 with your disclosure in the last paragraph on page 20.

Recent Sales of Unregistered Securities, page II-2

11.   Please note that that the last sentence of prior comment 16 addressed the integration of your offering that ended in July 2008 and your offering that began in January 2009. However, your response to that sentence, which refers to your response to comment 13, appears to address the integration of the private placement with the option offerings. Your response 75 in your March 30, 2009 letter indicates that your integration analysis regarding the offering that ended in July 2008 and your offering that began in January 2009 is based on there being no offers or sales of securities of the same or similar class during the six month period mentioned in Rule 502(a); however, from your current disclosure and the definition of *equity security* in Rule 405, it appears that you did conduct such sales. We urge you to consider these issues when you analyze the availability of exemptions for current and future security offerings.

                              *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Tara Harkins at (202) 551-3639 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile): Gregory W. Gribben, Esq. – Woods Oviatt Gilman LLP